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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornhill Securities, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5906 Old Fredericksburg Rd
(No. and Street)

Austin	TX	78738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Stockton - 979-492-6024
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, INC
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Spencer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornhill Securities, INC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

HOWARD F CLAREY
NOTARY PUBLIC
STATE OF TEXAS
ID 129633725

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Thornhill Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules 1, and 2 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules 1, and 2 are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 27, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

THORNHILL SECURITIES, INC.
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	105,979
Receivable from clearing broker-dealer		22,447
Clearing deposit		100,000
Prepaid expenses, accounts receivable and other assets		4,262
Fixed assets, net		860
Total assets	$	233,548
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$	92,092
Total liabilities		92,092
Shareholders' equity		
Common stock $0.01 par value, 10,000,000 shares authorized, 929,826 shares issued and outstanding		9,288
Additional paid in capital		2,444,301
Accumulated deficit		(2,312,133)
Total shareholders' equity		141,456
Total liabilities and shareholders' equity	$	233,548

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Commissions	$	312,884
Revenue from sale of investment company shares		69,220
Fees for account supervision, investment advisory, and administrative services		17,155
Other revenue		22,917
Total revenues		422,176
Expenses		
Salaries and other employment costs		239,514
Other employee compensation and fees		56,858
Commissions paid to other broker-dealers		207,404
Regulatory fees and expenses		24,580
Other expenses		365,990
Total expenses		894,346
Loss from operations		(472,170)
Income tax expense		-
Net loss	$	(472,170)

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2018

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	**Amount**			
Balances at January 1, 2018	929,826	$ 9,288	$ 2,024,301	$ (1,839,963)	$ 193,626
APIC Contributed			420,000	-	420,000
Net loss	-	-	-	(472,170)	(472,170)
Balances at December 31, 2018	929,826	$ 9,288	$ 2,444,301	$ (2,312,133)	$ 141,456

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(472,170)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		590
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		
Other receivables		(909)
Prepaid expenses, accounts receivable and other assets		42,269
Accounts payable, accrued expenses		42,018
Net cash used in operating activities		(388,202)
Cash flows from investing activities:		
Purchases of fixed assets		(434)
Net cash used in investing activities		(434)
Cash flows from financing activities:		
Proceeds from issuances of common stock		420,000
Net cash provided by financing activities		420,000
Net decrease in cash		31,364
Cash and equivalents at beginning of year		74,615
Cash and equivalents at end of year	$	105,979

See notes to the financial statements and report of independent registered public accounting firm.

Note 1- Description of Business

Thornhill Securities, Inc. (the "Company") is a majority-owned subsidiary of Morr-BOC, LLC (the "Parent"). The Company is registered with the securities and exchange commission (SEC) and is a member of the Financial Industry Regulatory Authority, INC. (FINRA) and conducts business as a broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Certain prior year balances have been reclassified to reflect the current presentation of the financial statements. These adjustments had no effect on the company's equity.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within three months from the date of the financial statements, to be cash equivalents.

Revenue Recognition

Securities Transactions
Customer security transactions and the related commission income and expenses are reported on a settlement date basis. Settlement date is not in accordance with GAAP, but the difference is immaterial.

The Company does not carry, or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' account.

Investment advisory fees
Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees are contractual and are typically based on a percentage of assets managed based on the contract. 12b-1 fees related to investment advisory services are recorded as revenue when received.

Underwriting and Investment Banking
Investment banking revenues arise from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed, and the income is reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

Note 2- Summary of Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally three or five years.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2015.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York ("Pershing") whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Note 2- Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurement also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1—quoted prices in active markets for identical assets and liabilities.
- Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—unobservable inputs.

Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (ASU's) issued by the Financial Accounting Standards Board (FASB).

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-09, *Revenue Recognition (Topic 606)*. This ASU provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and the timing of revenue recognition. The new standard, as initially released, would be effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 and early adoption would not be permitted. In July 2015, the FASB deferred the effective date of the new revenue standard by one year resulting in the new revenue standard being effective for fiscal years and interim periods beginning after December 15, 2017 and allowing entities to adopt one year earlier if they so elect. The new standard allows for two alternative implementation methods: the use of either (1) full retrospective application to each prior reporting period presented or (2) modified retrospective application in which the cumulative effect of initially applying the revenue standard is recognized as an adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to adopt the new standard in the first quarter of 2018 but has not yet determined the method by which the standard will be adopted. The Company is currently evaluating the impact of the standard on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize on its balance sheet a right-of-use asset and a lease liability under most operating leases. For private companies, the ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on its financial position, results of operations, or cash flows.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018. The Company had net capital, aggregate indebtedness and net capital requirements of $113,887, $92,092, and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .81 to 1.

Note 4 - Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with its primary clearing broker-dealer, Pershing, to provide execution and custody of security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $100,000.

Note 5 - Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate current fair value at December 31, 2018. The Company has no financial assets or liabilities which are carried at fair value on a recurring basis.

Note 6 - Fixed Assets

Fixed assets consisted of the following at December 31, 2018 (with useful lives):

Furniture and fixtures	$	33,114	(7)
Equipment and computers		9,918	(3-5)
Leasehold improvements		5,958	(15)
		48,990	
Less: accumulated depreciation		(48,130)	
	$	860	

Depreciation expense totaled $590 for the year ended December 31, 2018.

Note 7 - Commitments and Contingencies

<u>Operating Leases</u>

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from Old Fred Office. During 2018, the Company signed a new office space lease for a 12 month term that commenced on July 1, 2018 and terminates on June 30, 2019. A summary of the total minimum lease payments under non-cancelable operating leases for office space and equipment follows:

Note 7 - Commitments and Contingencies (Continued)

Year Ending December 31,		Lease Commitment
2018	$	23,415
	$	14,105
	$	37,520

Rental expense for these leases was $55,072 for the year ended December 31, 2018.

Liquidity

The company's operations for the year ended December 31, 2018 resulted in significant losses, and was only able to maintain operations via additional paid in capital from its shareholders. The shareholders have pledged to continue to provide needed liquidity to fund the company's operations.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2018, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement. The Company has a clearing deposit of $100,000 with the clearing broker-dealer securing the charges and indemnification clause.

Note 8 - Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents.

The Company had one representative that contributed 50.75% of total revenues during 2018.

Note 9 - Related Party Transactions

The Company leases office space with Austin Trust Company (Note 6). The Company is also allocated a portion of the occupancy and general and administrative expense based on approximate usage. In 2018, the Company made payments approximating $60,000 and $400, respectively, for such occupancy and general and administrative expenses.

During 2017, the Company received proceeds totaling $390,000 from Morr-BOC, LLC in exchange for 575,165 shares of its common stock. These purchases resulted in an increase in Moor-BOC, LLC's holdings in the Company from 98% at the end of 2016 to holdings of 99% at the end of 2017.

10 - Income Taxes

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	(157,632)
Other differences		128
Change in corporate tax rates		232,587
Change in valuation allowance		(75,083)
Income tax provision	$	-

As of December 31, 2018, the Company had federal net operating loss carryforwards of approximately $1,789,000, which will expire in varying amounts beginning in 2027, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years. Effective January 1, 2018, the statutory corporate income tax rate declined to 21% from 34% in 2017.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2018 are as follows:

Deferred tax assets (liabilities):		
Net operating loss deferred tax assets	$	373,783
Less valuation allowance		(373,783)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance decreased by $75,083 during the year ended December 31, 2017.

11 – Common Stock

On January 22, 2018 the company approved an increase in the number of shares authorized from 1,000,000 to 10,000,000.

12- Subsequent Events

The Company has evaluated event subsequent to the balance sheet date for items requiring recording and disclosure in the financial statements. The evaluation was preformed through the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events which took place that would have a material impact on its financial statements.

Schedule I

THORNHILL SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Total shareholders' equity qualified for net capital	$	141,456
Deductions and/or charges		
Non-allowable assets and related liabilities:		
Receivables from non-customers		22,447
Fixed assets, net		860
Prepaid expenses, accounts receivable, deposits and other assets		4,262
Total deductions and/or charges		27,569
Total net capital		113,887
Aggregate indebtedness		
Accounts payable and accrued expenses	$	92,092
Total aggregate indebtedness	$	92,092
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	63,887
Ratio of aggregate indebtedness to net capital		0.81
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 24, 2019.	$	80,667
Difference between filed and calculated :		
Change to Retained Earnings		30,814
Haircuts		2,406
Total Adjustments		33,220
Net capital per audited financial statements	$	113,887

See Report of Registered Public Accounting Firm.

Schedule 2

THORNHILL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS and INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 15c3-3

December 31, 2018

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See report of registered independent public accounting firm.

Thornhill Securities,Inc

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Thornhill Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Thornhill Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 27, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

THORNHILL
SECURITIES, INC.

Exemption Report

Thornhill Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17 C.F.R. § 240.17a-5(d)(1) and (4): To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under Rule 17 C.F.R § 240.15c3-3;

(2) The Company met the identified exemption provisions in Rule 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Scott Spencer, affirm that to the best of my knowledge and belief, this exemption report is true and correct.

By:

Title: CEO

5906 Old Fredericksburg Road, Ste. 201, Austin, TX 78749 Tel: (512) 472-7171 Fax: (512) 472-7180

Member: FINRA/SIPC www.thornhillsecurities.com

Thornhill Securities,Inc

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018